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              [LETTERHEAD OF HAWAIIAN NATURAL WATER COMPANY, INC.]


April 2, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Attention: John Reynolds, Esq.
           Division of Corporation Finance

Re:  Hawaiian Natural Water Company, Inc.
     Withdrawal of Registration Statement on Form 8-A
     ------------------------------------------------

Gentlemen:

Hawaiian Natural Water Company, Inc., a Hawaii corporation (the "Company"), hereby withdraws its pending registration statement on Form 8-A (the "Registration Statement"), relating to the registration of the Company's Units, Common Stock and Redeemable Common Stock Purchase Warrants under the Securities Exchange Act of 1934. The Registration Statement was originally filed with the Securities and Exchange Commission on February 4, 1997.

Very truly yours,


/s/ Marcus Bender
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Marcus Bender
President and Chief Executive Officer